02058888

SEP 27 2002

1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 27, 2002

PROCESSED
OCT 01 2002
THOMSON
FINANCIAL

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated September 26, 2002	3

Allianz

Investor Relations

Dresdner Bank presents turnaround programme

Dresdner Bank's turnaround programme is starting to take shape. Dr. Bernd Fahrholz, Chairman of the Board of Managing Directors, presented the key points of the programme and its five sub-projects to the press on Thursday, saying: "Our main aim is to be operating profitably by next year and to record an operating profit." In order to achieve this, Dresdner Bank has set up the "Turnaround 2003" programme with the following concrete goals:

- Operating income for 2003 to reach 2002 levels at least.
- Administrative expenses to be reduced to €6.5 billion in 2003, as against €8.7 billion in 2001.
- Loan loss provisions to be halved.

The five sub-projects of the programme are as follows:

Corporates & Markets: The largest cost savings will be implemented in this division. A total of 2,000 jobs will have to be cut, with 1,200 of these being at the investment bank Dresdner Kleinwort Wasserstein alone. As a result, the Bank has had to conclude termination agreements with more than 900 employees in the past few days. Up to 250 jobs will be cut in Corporate Banking, as well as a total of 650 at subsidiaries.

Institutional Restructuring unit: All non-strategic lending will be bundled in this new division, thereby substantially reducing the burden on the Corporates & Markets division. The aim is to free up risk capital of around €3 billion by 2004. The unit will handle a total lending volume of up to €30 billion.

Private and Business Clients: This division has achieved above-average performance on the market. As resolved in May 2000, 300 branch offices have already been amalgamated and 2,500 jobs cut, with a further 1,600 redundancies to follow. In addition, further potential savings have been identified, including 300 job cuts as a result of the new measures.

Divisionalisation: A number of Corporate Centre functions are being transferred to the divisions and to the Allianz Group Centre, with the aim of increasing the individual divisions' responsibility for their profits. This will be accompanied by 200 job cuts in the Corporate Centre and 400 in Corporate Services and Transaction Banking.

Streamlining of the corporate structure: The primary aim is to reduce complexity by further aligning the legally independent units with the divisions, thereby creating greater transparency and responsibility for profits by the end of 2003.

The responsibilities for implementing the turnaround programme have been clearly defined. A three-tier project organisation, comprising a steering committee, a project office and project teams, will ensure that the individual sub-projects are kept under tight control, and that the Bank achieves the goals it has set itself.

"Dresdner Bank started curbing costs two years ago. All of the cost reduction measures introduced since then have been successful. However, this has not been enough to return the Bank to profitability. The new programme will help us to achieve the turnaround. We will reach our target of an additional €700 million in savings, as announced on 1 August," said Dr. Fahrholz.

Munich, September 26, 2002

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission.

Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: September 27, 2002